

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 5, 2016

<u>Via E-mail</u>
Mr. Yair Averbuch
Chief Financial Officer
Caesarstone Sdot-Yam Ltd.
Kibbutz Sdot-Yam
MP Menashe,  3780400
Israel

     **Re:**    **Caesarstone Sdot-Yam Ltd.**
              **Form 20-F for the Fiscal Year Ended December 31, 2015**
              **Filed March 7, 2016**
              **File No. 1-35464**

Dear Mr. Averbuch:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ W. John Cash

              W. John Cash
              Accounting Branch Chief
              Office of Manufacturing and Construction

cc:   Colin Diamond, Esq. (via E-mail)
      White & Case LLP